SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 12)

SUN BANCORP, INC.
(Name of Issuer)

Common Stock $1.00 Par Value Per Share
(Title of Class of Securities)

86663B 10 2
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. 86663B 10 2	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bernard A. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,302,638 Shares
	6	SHARED VOTING POWER 2,749,426 Shares
	7	SOLE DISPOSITIVE POWER 2,302,638 Shares
	8	SHARED DISPOSITIVE POWER 2,749,426 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,052,064 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.40%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 86663B 10 2	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Shirley G. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER --
	6	SHARED VOTING POWER 2,086,314 Shares
	7	SOLE DISPOSITIVE POWER --
	8	SHARED DISPOSITIVE POWER 2,086,314 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,086,314 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.94%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 86663B 10 2	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) # 21-0608702 Vineland Construction Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER --
	6	SHARED VOTING POWER 1,416,362 shares
	7	SOLE DISPOSITIVE POWER --
	8	SHARED DISPOSITIVE POWER 1,416,362 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,416,362 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.07%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 86663B 10 2	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) # 22-6083927 THE BROWN FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER --
	6	SHARED VOTING POWER 663,112 Shares
	7	SOLE DISPOSITIVE POWER --
	8	SHARED DISPOSITIVE POWER 663,112 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 663,112 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.84%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 86663B 10 2	13G	Page 6 of 10 Pages

Item 1(a). Name of Issuer:

Sun Bancorp, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

226 Landis Avenue, Vineland, New Jersey 08360

Item 2(a). Name of Person Filing:

Bernard A. Brown, Shirley G. Brown, Vineland Construction Company and The Brown Foundation. Bernard and Shirley Brown are husband and wife, and each own 50 percent of Vineland Construction Company. The Brown Foundation is a private tax-exempt entity of which Mr. Brown is a Trustee and Fund Manager.

Item 2(b). Address of Principal Business Office or, if None, Residence:

71 West Park Avenue, Vineland, New Jersey 08360

Item 2(c). Citizenship:

Mr. and Mrs. Brown are citizens of the United States. Vineland Construction Company is a New Jersey corporation. The Brown Foundation is a private, tax-exempt foundation registered in New Jersey.

Item 2(d). Title of Class of Securities:

Common Stock, $1.00 par value per share.

Item 2(e). CUSIP Number:

86663B 10 2

Item 3.

Not Applicable.

CUSIP No. 86663B 10 2	13G	Page 7 of 10 Pages

Item 4. Ownership:

The following information relates to the reporting persons’ ownership as of December 31, 2009.

(a)	Amount beneficially owned:

Mr. Brown

5,052,064 shares (1),(2)

Mrs. Brown

2,086,314 shares (3)

Vineland Construction Company

1,416,362 shares (4)

The Brown Foundation

663,112 shares (5)

(b)	Percent of Class:

Mr. Brown

21.40%

Mrs. Brown

8.94%

CUSIP No. 86663B 10 2	13G	Page 8 of 10 Pages

Vineland Construction Company

6.07%

The Brown Foundation

2.84%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Mr. Brown

2,302,638 shares (2)

(ii)	Shared power to vote or to direct the vote

Mr. Brown

2,749,426 shares (1)

Mrs. Brown

2,086,314 shares (3)

Vineland Construction Company

1,416,362 shares (4)

The Brown Foundation

663,112 shares (5)

CUSIP No. 86663B 10 2	13G	Page 9 of 10 Pages

(iii)	Sole power to dispose or to direct the disposition of

Mr. Brown

2,302,638 shares (2)

(iv)	Shared power to dispose or to direct the disposition of

Mr. Brown

2,749,426 shares (1)

Mrs. Brown

2,086,314 shares (3)

The Brown Foundation

663,112 shares (5)

Vineland Construction Company

1,416,362 shares (4)

(1)

Includes shares held by Shirley G. Brown for which Mr. Brown shares voting and dispositive power, Vineland Construction Company for which Mr. Brown shares voting and dispositive power and The Brown Foundation for which Mr. Brown is trustee.

(2)	Includes 276,292 shares underlying options which are exercisable within 60 days of December 31, 2009.
(3)	Includes 669,952 shares held by Shirley G. Brown and 1,416,362 shares held by Vineland Construction Company for which she is a 50% owner with Mr. Brown.
(4)	Jointly owned by Bernard A. Brown and Shirley G. Brown.
(5)	For The Brown Foundation, Mr. Brown is a Trustee and Fund Manager.

CUSIP No. 86663B 10 2	13G	Page 10 of 10 Pages

Item 5. Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification:

Not Applicable.

Exhibits

99.1	Joint Filing Agreement*
*	Incorporated by reference to identically numbered exhibit to the Schedule 13G filed by the parties on February 13, 1998.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	February 16, 2010	/s/ Bernard A. Brown
Bernard A. Brown